SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MFS CALIFORNIA MUNICIPAL FUND
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

59318C106
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D’Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59318C106	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 387,234
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 387,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 387,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%[1]
14	TYPE OF REPORTING PERSON PN; IA

_________________________________

1 The percentages used herein are calculated based upon 2,786,275 shares of common stock outstanding as of 11/30/2018, as disclosed in the Issuer's Certified Shareholder Report Form N-CSR filed 1/22/2019.

CUSIP No. 59318C106	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 387,234
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 387,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 387,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used herein are calculated based upon 2,786,275 shares of common stock outstanding as of 11/30/2018, as disclosed in the Issuer's Certified Shareholder Report Form N-CSR filed 1/22/2019.

CUSIP No. 59318C106	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2019 (the “Original Schedule 13D,” as amended herein, the “Schedule 13D”) with respect to the common shares, no par value (the “Common Shares”), of MFS California Municipal Fund (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 18, 2019, Saba Capital Management, L.P. (“Saba Capital”) entered into a standstill agreement (the “Standstill Agreement”) with the Issuer and Massachusetts Financial Services Company (“MFS” and together with Saba Capital and the Issuer, the “Standstill Parties”) whereby the Standstill Parties agreed, among other things, and subject to certain conditions, that MFS will recommend that the Board of Trustees (the “Board”) of the Issuer approve the termination and liquidation of the Issuer, on or before July 19, 2019 (the “Termination”). In addition, Saba Capital agreed to vote at the Issuer’s 2019 annual shareholder meeting in favor of the slate of trustees nominated by the Board and to vote against any shareholder proposals not recommended for shareholder approval by the Board.

Saba Capital also agreed to abide by certain customary standstill provisions, such provisions to last until the date that is the earlier of (a) the day following the date on which the Issuer’s 2020 annual meeting of shareholders is held and (b) the date that is 60 days prior to the last date that a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act or trustee nomination is permitted to be submitted to the Issuer for the Issuer’s 2021 annual meeting of shareholders.

The foregoing summary of the Standstill Agreement is qualified in its entirety by reference to the full text of the Standstill Agreement, the form of which is attached hereto as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described further in Item 4 hereto, Saba Capital is party to the Standstill Agreement, which is attached as Exhibit 2 to this Amendment No. 1 and is incorporated by reference herein.

CUSIP No. 59318C106	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

Exhibit 2:	Form of Standstill Agreement, dated as of July 18, 2019.

CUSIP No. 59318C106	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2019

SABA CAPITAL Management, L.P. /s/ Michael D’Angelo
Name: Michael D’Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Exhibit 2

STANDSTILL AGREEMENT

This Standstill Agreement (the “Agreement”) is made and entered into effective as of 5:00 p.m., Eastern time, on the 18th day of July 2019 by and between Massachusetts Financial Services Company (“MFS”), having its principal place of business at 111 Huntington Avenue, Boston, MA 02199 and Saba Capital Management, L.P., having its principal place of business at 405 Lexington Avenue, 58th Floor, New York, NY 10174 (together with Boaz R. Weinstein and any other “affiliated person” (as defined in the Investment Company Act of 1940) of Saba that owns or holds shares of MFS California Municipal Fund, collectively, “Saba”).

WHEREAS, MFS is a registered investment adviser that acts as adviser to MFS California Municipal Fund (“CCA,” or the “Trust”);

WHEREAS, on January 23, 2019, Saba and Boaz R. Weinstein (together, the “Reporting Persons”) filed a Form 13D with the Securities and Exchange Commission (“SEC”) disclosing the Reporting Persons’ acquisition of approximately 13.9% of the outstanding Common Shares of CCA, in which the Reporting Persons noted that they may engage in discussions with management, the Board of Trustees, other shareholders of CCA and other relevant parties concerning the Reporting Persons' investment in the Common Shares of CCA, including, without limitation, matters concerning CCA's business, operations, board appointments, governance, management, capitalization and strategic plans and matters relating to the open or closed end nature of the Trust and timing of any potential liquidation of the Trust;

WHEREAS, Saba and MFS engaged in subsequent discussions regarding possible liquidity events for the Common Shares and developed a possible course of action involving the liquidation of the Trust (the “Proposal”); and

WHEREAS, the parties to this Agreement wish to memorialize and agree to certain terms and conditions regarding the Proposal;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and other good and valuable consideration, the parties agree as follows:

1.       Recommendation to Trustees. On or before July 19, 2019, MFS shall recommend that the Board of Trustees of the Trust (the “Board”) approve the termination and liquidation of the Trust.

2.       Saba’s Obligations. Subject to Board approval, upon public announcement by the Trust of its intention to liquidate the Trust (the “Announcement”):

a)	Saba hereby agrees to vote at the Trust’s 2019 annual shareholder meeting FOR the slate of Trustees nominated by the Board and to vote against any shareholder proposals not recommended for shareholder approval by the Board;

b)

Saba shall, for a period commencing on the date of the Announcement and through the date that is the earlier of (x) the day after the date of the completion of the last annual meeting (or special meeting in lieu thereof) held during calendar 2020, including any adjournments or postponements thereof, of an MFS Closed-End Fund listed on Appendix A hereto (including without limitation with respect to the Trust’s annual shareholder meeting to be held in calendar 2019), and (y) the date that is 60 days prior to the last date that a shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the “Exchange Act”) or a Trustee nomination is permitted to be submitted to the Trust for the Trust’s annual meeting of shareholders to be held during calendar 2021 (such period, the “Term Period”), (i) refrain from directly or indirectly making, supporting or encouraging any shareholder proposals concerning any MFS Closed-End Fund; (ii) vote in accordance with the Board’s recommendations on nominees for election as Trustees of the MFS Closed-End Funds; (iii) vote in accordance with the Board’s recommendations on any other matters affecting any MFS Closed-End Fund; (iv) refrain from directly or indirectly soliciting or encouraging others to vote against the Board’s recommendations on any matters affecting any MFS Closed-End Fund; (v) refrain from proposing any nominees for election to the Board of any MFS Closed-End Fund; (vi) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving any MFS Closed-End Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of any MFS Closed-End Fund’s assets; (vii) refrain from granting a proxy with respect to shares of any MFS Closed-End Fund other than to officers of, or other persons named as proxies by, such MFS Closed-End Fund; (viii) refrain from executing any written consent with respect to the shares of any MFS Closed-End Fund other than as may be solicited by such MFS Closed-End Fund; (ix) refrain from depositing any securities of an MFS Closed-End Fund in any voting trust or subjecting any securities of any MFS Closed-End Fund to any arrangement or agreement with respect to the voting securities of an MFS Closed-End Fund, including, without limitation, through lending any securities of an MFS Closed-End Fund to any person or entity; (x) refrain from knowingly joining or participating in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder) concerning any MFS Closed-End Fund; (xi) refrain from seeking the removal of any member of the Board of any MFS Closed-End Fund; (xii) refrain from seeking control or influence over the management or policies of any MFS Closed-End Fund; (xiii) refrain from making a request for a shareholder list or other books or records of an MFS Closed-End Fund under Massachusetts law or any other statutory or regulatory provision; (xiv) refrain from publicly disclosing any intention, plan, proposal or arrangement or other matter inconsistent with its obligations under this subparagraph 2(b) (except as required under Schedule 13D); and (xv) refrain from requesting, directly or indirectly, any amendment or waiver of any provision of this subparagraph 2(b) (including this sentence).

c)	Nothing in this Agreement shall be deemed to prohibit Saba and its affiliates from communicating privately with the trustees, officers, and advisors of any MFS Closed-End Fund (including their adviser) so long as such private communications would not be reasonably determined to trigger public disclosure obligations for any party.
d)	Notwithstanding anything herein to the contrary, the covenants set forth in this Section 2 shall not be deemed to (i) include or (ii) prevent the voting of, any Common Shares held by any open-ended investment company registered under the Investment Company Act of 1940 (the “1940 Act”) advised or sub-advised by Saba (the “ETF”). The shares of the ETF shall be voted proportionately in accordance with the method prescribed in the second clause of Section 12(d)(1)(E)(iii)(aa) of the 1940 Act (“Mirror Voting”) and in accordance with the proxy voting policy of the ETF.

3.       Termination

a.	Notwithstanding anything herein to the contrary, if (i) the Board fails to approve the liquidation of the Trust and the Announcement is not made on or before July 26, 2019 or (ii) the liquidation of the Trust is not completed on or before October 31, 2019, this Agreement shall terminate and be of no further force or effect.
b.	Otherwise, this Agreement shall remain in full force and effect until the earlier of:
i.	the end of the Term Period; and
ii.	such other date as may be established by mutual written agreement of the Trust and Saba.

4.       No Disparagement. During the Term Period, each party hereto shall refrain from directly or indirectly disparaging, impugning, or taking any action reasonably likely to damage the reputation of the other party, their members, partners, directors, officers, employees or affiliates, or any members of the Board with respect any matters affecting any MFS Closed-End Fund. The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

5.       Third Party Beneficiaries. The parties agree that the MFS Closed-End Funds are intended as third party beneficiaries of this Agreement, and that any MFS Closed-End Fund is entitled to rely on and may enforce the terms and provisions hereof directly as if it were a party hereto.

6.       No Assignment. This Agreement shall be binding upon the parties and their respective legal successors and permitted assigns. Neither party may assign this Agreement without the prior written consent of the other party and any such attempted assignment shall be void.

7.       Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the parties shall be governed by the laws of the State of New York, without regard to conflicts of law rules. The parties hereto agree that the state and federal courts of the State of New York, county of New York shall be the proper forums for any legal controversy arising in connection with this Agreement, and the parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of such courts for such purposes.

8.       Waiver of Jury Trial. To the fullest extent permitted by applicable law, each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any suit, action or proceeding arising under this Agreement.

9.       Injunctive Relief: Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to the other party for which monetary damages may not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by the other party of its obligations under this Agreement, the non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to seek injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations set forth in Paragraph 2 of this Agreement.

10.       Modification. No modification, amendment, supplement to or waiver of this Agreement of any of its provisions shall be binding upon the parties hereto unless made in writing and duly signed by all parties.

11.       Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the parties underlying the invalid, illegal or unenforceable provision.

12.       No Waiver. A waiver of a breach or default under this Agreement shall not be a waiver of any other or subsequent breach or default. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition unless such term or condition is expressly waived in writing.

13.       Counterparts. This Agreement may be executed in counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

14.       Confidentiality/Public Disclosure. MFS and Saba hereby agree to and do hereby further extend the term of that certain letter agreement relating to confidentiality by and between MFS and Saba, dated March 7, 2019, as previously extended, until the time of the public issuance of the Announcement or, if the Announcement does not occur on or before July 26, 2019, until the close of regular trading on the NYSE on July 26, 2019. Each party hereby acknowledges and agrees that from and after the earlier of the time of (i) the public issuance of the Announcement or (ii) the public filing of the Form 13D amendment by Saba referenced in the last sentence of this Paragraph 14, Saba will not be in possession of any material non-public information received pursuant to the Agreement and it shall not have any duty not to trade on the basis of, any confidential information provided thereunder. Each of the Board and the Trust acknowledges that Saba intends to file this Agreement as an exhibit to its Schedule 13D originally filed with the SEC on January 23, 2019, as amended (the “Schedule 13D”), in an amendment to such Schedule 13D.

15.       Notices. Unless otherwise provided herein, all notices called for by this Agreement shall be given in writing. Until notice is given to the contrary in accordance with this Paragraph 15, all notices to the respective parties shall be directed to:

If to CCA:

c/o Massachusetts Financial Services Company

111 Huntington Avenue,

Boston, Massachusetts 02199

Attention: Secretary of the MFS Closed-End Funds

If to Saba:

Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, NY 10174

Attention: Michael D’Angelo, General Counsel

Telephone: (212) 542-4635

16. Entire Agreement. This Agreement and any other written agreement entered into by the parties on or after the date of this Agreement shall constitute the entire Agreement among the parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the parties respecting the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement of the day, month, and year first above written.

SABA CAPITAL MANAGEMENT, L.P.

Name:	Michael D’Angleo

Title:	General Counsel

MASSACHUSETTS FINANCIAL SERVICES COMPANY

Name:

Title:

APPENDIX A

MFS Closed-End Funds:

MFS California Municipal Fund

MFS Charter Income Trust

MFS Government Markets Income Trust

MFS High Income Municipal Trust

MFS High Yield Municipal Trust

MFS Intermediate High Income Fund

MFS Intermediate Income Trust

MFS Investment Grade Municipal Trust

MFS Multimarket Income Trust

MFS Municipal Income Trust

MFS Special Value Trust